ULTRAPETROL (BAHAMAS) LIMITED COMMENCES EXCHANGE OFFER FOR ALL OF ITS 9%
                  FIRST PREFERRED SHIP MORTGAGE NOTES DUE 2014

          Nassau, Bahamas, March 4, 2005 - Ultrapetrol (Bahamas) Limited ("Ultrapetrol" or the "Company"), announced today that it has commenced an offer (the "Exchange Offer") to exchange all of its outstanding 9% First Preferred Ship Mortgage Notes due 2014, that were issued in a private placement on November 24, 2004, for an equal principal amount of 9% First Preferred Ship Mortgage Notes due 2014, that are registered under the Securities Act of 1933, as amended (the "Exchange Notes"). The terms of the Exchange Notes are identical to those of the currently outstanding notes except that the Exchange Notes are registered under the Securities Act of 1933 and will not be subject to restrictions on transfer.

          The Company is undertaking the Exchange Offer to satisfy certain obligations under a registration rights agreement entered into by and among the Company and the initial purchaser of the outstanding notes. Outstanding notes that are not tendered in the Exchange Offer will remain outstanding and will retain their rights under the indenture, but will not retain any rights under the registration rights agreement. The Company will not receive any additional proceeds from the Exchange Offer.

          The Exchange Offer and the right to withdraw any outstanding notes that have been tendered in the Exchange Offer are scheduled to expire on April 7, 2005, unless extended by the Company.

                             Additional Information
                             ----------------------

          The Company has filed a registration statement, including a prospectus and other related documents, on Form F-4 with the United States Securities and Exchange Commission (the "SEC") in connection with the Exchange Offer. The Company urges holders of the outstanding notes to read the prospectus and other documents carefully before tendering any outstanding notes. These documents also contain necessary information regarding the procedures that must be used to tender outstanding notes. Holders of the outstanding notes may obtain any documents filed with the SEC relating to the Exchange Offer free of charge from the SEC's website at www.sec.gov. These documents may also be obtained from the exchange agent for the Exchange Offer, Manufacturers and Traders Trust Company, at:

         Manufacturers and Traders Trust Company
         25 South Charles Street, 16th Floor
         Baltimore, MD  21201
         Attn:  Corporate Trust Administration
         Facsimile (for eligible institutions only): Fax:  (410) 244-4236
         Confirm facsimile by telephone ONLY:        Ph:    (410)949-3167

                                About Ultrapetrol
                                -----------------

          Ultrapetrol is a diversified ocean and river transportation company involved in the carriage of dry and liquid bulk cargoes. In its "Ocean Business," it owns and operates oceangoing vessels that transport petroleum products and dry cargo around the world. In its "River Business," it owns and operates river barges and push boats in the greater Hidrovia region of South America, a fertile agricultural region of navigable waters on the Parana and Paraguay Rivers, which flow through Brazil, Bolivia, Uruguay, Paraguay and Argentina. The Company's registered office is located at H & J Corporate Services Ltd., Shirlaw House, 87 Shirley Street, P.O. Box SS-19084, Nassau, Bahamas.

                                     # # #

          This announcement shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful under the securities laws of such jurisdiction.

          The information contained in this news release, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may involve risks and uncertainties that could cause actual results to differ materially from those described in such statements. Although Ultrapetrol believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.


02351.0008 #552974